FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

China Netcom Group Corporation (Hong Kong) Limited

Building C, No. 156, Fuxingmennei Avenue

Xicheng District

Beijing, 100031 PRC

This Form 6-K consists of:

The announcement of the date of board meeting of China Netcom Group Corporation (Hong Kong) Limited (the “Registrant”), made by the Registrant in English on August 8, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

By /s/ Li Fushen
By /s/ Mok Kam Wan

Name:	Li Fushen and Mok Kam Wan
Title:	Joint Company Secretaries

Date: August 9, 2007

CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 906)

DATE OF BOARD MEETING

The Board of Directors (the “Board”) of China Netcom Group Corporation (Hong Kong) Limited (the “Company”) announces that a meeting of the Board will be held on Wednesday, 22 August 2007 at the registered office of the Company, for the purpose of, among other things, approving the announcement of the interim results of the Company and its subsidiaries for the six months ended 30 June 2007.

By Order of the Board CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED Li Fushen Mok Kam Wan Joint Company Secretaries

Hong Kong, 8 August 2007

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Mr. Zuo Xunsheng, Ms. Li Jianguo, Mr. Zhang Xiaotie and Mr. Li Fushen as executive directors, Mr. Yan Yixun, Mr. José María Álvarez-Pallete and Mr. Mauricio Sartorius as non-executive directors, and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang and Mr. Timpson Chung Shui Ming as independent non-executive directors.